

Mail Stop 3561

April 5, 2016

Via E-mail
McCord Christensen
Chief Executive Officer
PetIQ, Inc.
500 E. Shore Drive, Suite 120
Eagle, Idaho 83616

> **Re: PetIQ, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 9, 2016**
> **CIK No. 0001668673**

Dear Mr. Christensen:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary, page 1

2. Please disclose in the filing the basis for your statement on page 4 that "PetIQ is the leading provider of a broad portfolio of veterinarian-recommended pet Rx medications and OTC flea and tick medications sold in national retail stores."

The Transactions, page 13

3. Please describe the material terms of the Preference Notes.

4. It appears PetIQ, Inc. will be the sole managing member of PetIQ Holdings, LLC (HoldCo) pursuant to the HoldCo Agreement and you will operate and control all of the business and affairs of HoldCo. For an entity not to be a VIE, the equity holders have to demonstrate power through the ability to vote an equity investment at risk. If interests other than the equity investment at risk provide the holders of that investment with the characteristics of a controlling financial interest, the entity is a VIE. Other interests held by the holders of an equity investment at risk should not be combined with equity interests in deciding whether an entity is a VIE. Accordingly, please tell us how you concluded HoldCo was not a VIE pursuant to ASC 810-10-15-14(b). If you determine it is a VIE, please explain how you determined PetIQ, Inc. has the characteristics of a controlling financial interest per ASC 810-10-25-38A and provide the basis for consolidation and other VIE disclosures discussed in ASC 810-10-50.

5. We note your disclosure on page 51 that Holdco is the sole managing member of OpCo (PetIQ, LLC). Please tell us how the Holdco met the requirements for consolidating OpCo and its Subsidiaries and provide us with the analysis you performed in reaching this conclusion including your consideration of the applicability of the variable interest entity model in ASC 810. Revise your disclosures as appropriate.

Tax Receivable Agreement, page 14

6. You indicate that you expect to enter into a tax receivable agreement with Continuing LLC owners and Certain Sponsors. Explain how the related party payments under the tax receivable agreement will be recorded and the effect such payments will have on your financial position and results of operations. Considering your disclosure that you expect the payments required under the agreement will be substantial, please expand your disclosure in Critical Accounting Policies and Estimates section of the MD&A to discuss material terms of the agreement and related tax accounting policies.

Organizational Structure Following this Offering, page 15

7. Please disclose in the diagram the percentage of economic and voting interests held in PetIQ by each of the Continuing LLC Owners, Certain Sponsors, the public, and the Incentive Plan.

8. Please disclose in the diagram the percentage of economic and voting interests held in HoldCo by each of the Continuing LLC Owners, the Sponsor Corps, and PetIQ.

9. In the diagram of your corporate structure, you show OpCo and subsidiaries below HoldCo. Please revise to present each operating subsidiary separately. Disclose here the nature and form of voting and economic ownership of OpCo and its subsidiaries held by Holdco and others.

10. If any of the greater than 5% LLC interest holders of HoldCo are executive officers and/or directors of the company, please disclose.

Risk Factors, page 19

11. Please include a risk factor regarding the supermajority voting provisions in your amended and restated certificate of incorporation.

We are dependent on a relatively limited number of customers . . ., page 19

12. We note your disclosure that Wal-Mart and Sam's Club are the only retail customers that accounted for 10% or more of your net sales in 2014 and 2015. However, on page 77 you state that Anda represented 14% of net sales in 2015. Please reconcile.

We currently purchase our distributed RX and OTC . . ., page 25

13. We note your disclosure that you are not an authorized distributor of the third party RX and OTC medications that you distribute. Also, you state that these medications account for a majority of your net sales. Please clarify why the major pharmaceutical manufacturers have declined to sell Rx and OTC pet medications directly to you and describe the material risks, if any, that the manufacturers of these products may bring action against you.

In certain cases, payments under the Tax Receivable Agreement . . ., page 31

14. We note your disclosure that your obligations under the tax receivable agreement could have a substantial negative impact on your liquidity. Please summarize in the risk factors and describe in greater detail under Certain Relationships and Related Party Transactions the material provisions of the tax receivable agreement relating to the company's liability and the resolution of disputes. Explain in greater detail how you intend to fund the required payments and the effect on the company if it is unable to make these payments.

Under our amended and restated certificate of incorporation …, page 33

15. Please provide us your analysis whether the fee shifting provisions in your articles are valid in light of Section 102(f) of the Delaware General Corporation Law.

16. Please describe in greater detail the meaning of the language that a claimant may be obligated to pay fees if such claimant does not "obtain a judgment on the merits that substantially achieves the full remedy or relief sought in the claim."

17. Please clarify who is subject to the fee shifting provisions.

18. Please describe your fee shifting provisions under Description of Capital Stock.

Our equity sponsors and founders, individually or in the aggregate . . ., page 34

19. Please disclose the ownership of Class B common stock following the offering and the control, whether voting or otherwise, that holders of Class B common stock may exert over the company as a result of such ownership.

20. If applicable, please disclose that you will be considered a "controlled" company under the exchange's rules and what that means with respect to your compliance with the corporate governance rules relating to independent directors and board committees.

Use of Proceeds, page 45

21. Please provide the information required by Instruction 4 to Item 504 of Regulation S-K for the Preference Notes.

Capitalization, page 47

22. Please revise to present a separate column for "As adjusted before offering" giving effect to the Transaction Adjustments.

Unaudited Pro Forma Consolidated Financial Information, page 50

23. We note your disclosure that HoldCo was formed in 2010. Tell us (a) the nature and amounts on its balance sheet and (b) whether it has any present operations. Please revise to reflect HoldCo's historical financial information in the pro forma or explain to us why it is not required. Revise your disclosures as appropriate.

24. Please disclose your proposed accounting for the acquisition of HoldCo LLC interests with the offering proceeds and explain to us the basis for your accounting treatment.

Unaudited Pro Forma Consolidated Statements of Operations, page 53

25. Please include a header to identify this financial statement as the Unaudited Pro Forma Consolidated Statement of Operations.

26. Please present as adjusted before offering pro forma and pro forma earnings (loss) per share amounts. Please also revise to disclose how the as adjusted before offering pro forma and pro forma earnings (loss) per share amounts were computed and disclose any securities not included in each computation for anti-dilutive reasons. In addition, please disclose the number of offering shares included in the denominator used for computing pro forma earnings (loss) per share and explain your basis for including them. Please also disclose the number of offering shares not included and explain why they were not.

27. We note your disclosure on page 98 that net profits and net losses of HoldCo will generally be allocated to its members pursuant to the HoldCo Agreement pro rata in accordance with the ownership of their respective LLC Interests. Please revise to disclose the ownership of HoldCo LLC interests held by Continuing LLC owners and Registrant prior to the offering and upon completion of offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 56

Non-GAAP Financial Measures, page 62

28. Please explain in more detail why each of your non-GAAP measure is useful to investors. You should provide an explanation of each measure on a stand-alone basis. Your current explanation does not distinguish between the usefulness of EBITDA, and Adjusted EBITDA.

Financial Condition, Liquidity and Capital Resources, page 64

29. We note your disclosure in the financial statement footnotes that the company was not in compliance with certain of its covenants in its credit agreement with a commercial bank and that the company entered into a forbearance agreement with its lenders and continued to execute extensions of the forbearance agreement through 2014 into 2015. If material to an understanding of your liquidity and financial condition, please describe these covenant breaches. For guidance, refer to Section IV.C of SEC Release No. 33-8350.

30. We note your disclosure that your management uses EBITDA and Adjusted EBITDA in evaluating compliance with your debt covenants. It appears that credit agreement and the covenants are material to your operations. To enhance an investor's understanding of the company's financial condition and/or liquidity please revise to disclose (a) the non-GAAP financial measure as calculated by the debt covenant (b) the material terms of the credit agreement including the covenant (c) the amount or limit required for compliance with the covenant and (d) the actual or reasonably likely effects of compliance or non-compliance with the covenant on the company's financial condition and liquidity or explain to us why it is not required. For guidance, refer to Question 102.09 of the CD&I's on non-GAAP Financial Measures.

Cash Flows – Cash Used in Operating Activities, page 64

31. Please revise your discussion of cash used in operating activities to include a robust discussion describing and quantifying the specific effect of the significant drivers that contributed to the material changes in your operating cash flows. The disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. For guidance, refer to Section IV.B.1 of SEC Release 33-8350.

Business, page 68

32. We note your disclosure here and elsewhere that you have recently started selling your products through e-commerce. Please provide the website in which you sell your products or the means of distribution through e-commerce.

33. We note your disclosure here and elsewhere that you source the Rx medications directly from third party manufacturers and indirectly through licensed resellers and authorized distributors. Please describe this process in more detail. For example, disclose whether you need regulatory approval to buy the medications and whether a customer needs a prescription to purchase the medications.

34. If any of your contracts with your primary distributors or contract manufacturers, are material, please describe the material terms of these contracts and file as exhibits. See Item 601(b)(10) of Regulation S-K.

Government Regulation, page 81

35. We note your disclosure that your operations are "subject to regulation by the FDA, the EPA, the Florida Department of Health and the USDA and by various other federal, state, local and foreign authorities regarding the manufacturing, processing, packaging, storage, distribution, advertising, labeling and export of [y]our products, including drug and food safety standards." In particular, you disclose that certain of your pet medication products require FDA approval prior to marketing. Please describe these regulations in greater detail as they specifically relate to your business. For example, disclose what type of FDA approvals are required for your products and whether you have received the required FDA approvals for your medication products.

Legal Proceedings, page 82

36. Please quantify the relief sought in the action filed by Merial. See Item 103 of Regulation S-K.

Incentive Plans and Awards, page 91

37. Please file the Prior HoldCo Agreement as a material contract under Item 601(b)(10) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 95

38. For each transaction in this section, please state the name of the related person and the basis on which the person is a related person. See Item 404(a)(1) of Regulation S-K.

39. For each transaction in this section, as applicable, please quantify the approximate dollar value of the amount involved for the current period and for each of the last three fiscal years. See Item 404(a)(1) and Instruction 1 to Item 404 of Regulation S-K.

40. Please disclose in tabular format any material payments, compensation or the value of any equity that each of your directors, executive officers or affiliates received or will receive in connection with the offering, including from any purchase of LLC interests, repayment of the preference notes, payments under the tax receivable agreement, and any other proceeds of this offering.

41. Please provide the disclosure required by Item 404 of Regulation S-K for the related party transactions described under Note 7 to your financial statements or tell us why this disclosure is not required.

Tax Receivable Agreement, page 95

42. Please identify the Continuing LLC Owners by naming any related parties and the class of persons who comprise these owners, such as employees, investors, etc.

Principal Stockholders, page 102

43. Please disclose in the table the total voting power for each beneficial owner.

44. Please identify in the footnotes to the table the natural persons who exercise voting and/or investment control over the securities held by all the entities reflected in the table.

45. Please also provide tabular disclosure regarding the beneficial ownership of LLC Interests, including the number of LLC Interests beneficially owned prior to the offering, the number of LLC Interests beneficially owned after the offering and the corresponding voting power in the LLC prior to and after the offering.

Description of Capital Stock, page 104

Anti-takeover Effects of Provisions of Our amended and restated Certificate of Incorporation, page 106

46. If you plan on filing your amended and restated certificate of incorporation with the Secretary of State of Delaware after the public shareholders buy your IPO shares, please tell us the basis for the last sentence of this section or delete.

Financial Statements

47. We note PetIQ Holdings, LLC (HoldCo) was formed in 2010. Considering Registrant will be acquiring HoldCo LLC interests, please revise to include the historical financial statements of HoldCo or explain to us in detail why they are not required.

PetIQ, Inc.
Notes to Balance Sheet
1. Organization, page F-4

48. Please disclose your fiscal year end.

PetIQ, LLC and subsidiaries
Note 1. Principal Business Activity and Significant Accounting Policies, page F-11

49. Please revise your accounting policy to clarify whether or not you allocate a portion of your depreciation and amortization expenses to cost of sales. If you do not allocate any depreciation and amortization expenses to cost of sales, please remove the gross profit subtotal from your consolidated statements of operations and re-label the cost of sales line item throughout the filing to indicate that it excludes depreciation and amortization. Refer to SAB Topic 11:B.

50. We note the products you offer disclosed on page 74. Please revise to disclose the revenues for each product or each group of similar products for the periods presented as required by ASC 280-10-50-40.

Recently Issued Accounting Pronouncements, page F-15

51. We note you have not provided disclosure as to how ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, may impact your financial statements in future periods. Please tell us why you believe inclusion of this disclosure is not necessary, or revise your disclosure to discuss how this recently issued accounting pronouncement may affect your financial statements including any expected impact as a result of the amendment. Please also disclose here and elsewhere in the filing any characteristics of the Registrant's structure that could potentially impact your

consolidation of HoldCo. and/or other entities upon the adoption of this ASU. We refer you to the guidance outlined in SAB Topic 11M.

Note 10. Segments, page F-21

52. We note on page 74 and elsewhere in the filing, you indicate that your product portfolio includes Rx Medications, OTC Medications and supplies and wellness products. We also note that you manufacture and sell proprietary value-branded products as well as distribute branded pet Rx medications and OTC medications manufactured by third parties. You state that the company operates in two operating segments, and thus two reportable segments. Considering you derive revenue by selling several products (proprietary and third party) through several channels, tell us how you determined that you have two reportable segments. In this regard, provide us a detailed analysis how you identified your operating segments and applied the guidance in ASC 280-10-50-10 in determining your reportable segments. To the extent that you identified multiple operating segments and have aggregated them into a single reportable segment, provide us with an analysis that clearly demonstrates that the operating segments have similar economic characteristics and are similar in each of the five areas listed at ASC 280-10-50-11(a) through (e). Revise your disclosures as appropriate including the disclosures required by ASC 280-10-50-21a.

Undertakings, page II-3

53. Please add the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Question 229.01 of our Securities Act Rules Compliance and Disclosure Interpretations.

Signatures

54. Please include the signature of your principal accounting officer. See Instructions to Signatures in Form S-1.

You may contact Myra Moosariparambil at (202) 551-3796 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Mining

cc: James Junewicz, Esq.
       Winston & Strawn LLP